Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MDA Space Ltd. (the “Company”)
7500 Financial Drive
Brampton, ON, Canada
L6Y 6K7

Item 2.	Date of Material Change

June 18, 2026

Item 3.	News Release

Attached hereto as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on June 19, 2026 through the newswire services of CNW/Cision. A copy of the news release is available on SEDAR+ at www.sedarplus.ca.

Item 4.	Summary of Material Change

On June 18, 2026, the Company signed a definitive agreement to acquire 100% of the membership interests of Blue Canyon Technologies LLC in an all-cash transaction for a purchase price and enterprise value of US$620 million (approximately C$874 million), subject to purchase price adjustments. Blue Canyon Technologies is a spacecraft and satellite component manufacturer and mission services provider, currently part of RTX’s Raytheon business.

Item 5.	Full Description of Material Change

For a full description of the material change, please see the press release dated June 19, 2026, attached hereto as Schedule “A”.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

David Snarch
Vice President, General Counsel and Corporate Secretary
(905) 790-2800

Item 9.	Date of Report

June 29, 2026

SCHEDULE “A”

(see attached)

NEWS RELEASE

MDA Space announces definitive agreement to acquire
US-based Blue Canyon Technologies LLC

•	Expands Total Addressable Market for MDA Space
•	Positions company to further pursue substantial US defence market opportunities
•	Adds a profitable, cash-generating business with 18-year history
•	Transaction expected to be accretive to Adjusted EBITDA[1] and Adjusted EPS[1] in 2027
•	Adds high-quality spacecraft and satellite component supplier business and US$3.5B (approx. C$4.9B) to pipeline
•	Complementary technology and customer set
•	Adds key talent & manufacturing facilities in Denver, Colorado space & aerospace hub

TORONTO, ON (June 19, 2026) – MDA Space Ltd. (TSX:MDA) (NYSE:MDA) (the “Company”), a trusted mission partner to the rapidly expanding global space industry, has signed a definitive agreement to acquire 100% of the membership interests of Blue Canyon Technologies LLC in an all-cash transaction for a purchase price and enterprise value of US$620 million (approximately C$874 million), subject to purchase price adjustments. Blue Canyon Technologies (BCT) is a spacecraft and satellite component manufacturer and mission services provider, currently part of RTX’s Raytheon business.

With more than 85 spacecraft launched and 3,500+ products on orbit, BCT has established impressive flight heritage and mission success since the company was founded in 2008. Once completed, the transaction is expected to provide MDA Space with a strategic business and manufacturing footprint to capitalize on growing demand in the US government market for defence space missions. With over 400 highly skilled employees and two manufacturing facilities in the Denver, Colorado space and aerospace hub, BCT offers a diverse and innovative product portfolio that enables a broad range of missions for the space economy.

“The acquisition of Blue Canyon Technologies is expected to accelerate our growth strategy by increasing our US market opportunities with highly complementary capabilities, local manufacturing footprint and a skilled and specialized talent base,” said Mike Greenley, CEO of MDA Space. “Securing those strategic benefits on an accretive basis with a profitable and cash-generating business makes this an ideal fit for MDA Space expansion and continued shareholder value creation.”

Transaction Details

The transaction will add a profitable, cash-generating business that is expected to be accretive to Adjusted EBITDA and Adjusted EPS in 2027. With an 18-year history, BCT is a high-quality spacecraft and satellite component supplier that will add US$3.5B (approximately C$4.9B) to our opportunity pipeline. The transaction is expected to close by the end of 2026, subject to customary closing conditions and required regulatory approvals, and is fully committed and financed at signing through senior secured debt. As part of our ongoing capital allocation framework, we will evaluate opportunities to optimize our capital structure over time, subject to market conditions and broader capital deployment priorities. This transaction is expected to result in 2026 pro forma leverage within our stated target range of 1.5x to 2.5x net debt to last twelve months adjusted EBITDA.

1 Non-IFRS measure

Conference Call

MDA Space will host a conference call and webcast to discuss the transaction on Friday, June 19, 2026 at 8:30 a.m. ET. Interested parties can join the call by dialing 1-416-945-7677 (Toronto area) or 1-888-699-1199 (toll-free North America) or +44-800-279-7040 (toll-free United Kingdom) and entering the conference ID 30111. A live webcast of the conference call and an accompanying slide presentation will be available at https://mda-en.investorroom.com/events-presentations.

A replay of the webcast will be archived on the MDA Space Investor Relations website following the call. Parties may also access a recording of the call, which will be available until June 26, 2026, by dialing 1-888-660-6345 and entering the passcode 30111#.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the company’s current expectations regarding future events. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events, including statements regarding the proposed acquisition, the anticipated timing for the closing of the acquisition, the anticipated benefits, synergies and growth opportunities expected to result from the acquisition, and any projected, estimated or forecasted financial information presented in connection therewith. There can be no assurance that: (i) the acquisition will be completed on the anticipated timeline, or at all, and the closing of the acquisition may be delayed or may not occur within the anticipated timeframe or at all; (ii) the conditions to the closing of the acquisition will be satisfied, including the receipt of all required regulatory, governmental and third-party approvals, and the failure to obtain any such approvals or satisfy any such conditions could delay or prevent the closing of the acquisition; (iii) any projected, estimated or forecasted financial information presented in connection with the acquisition will be achieved, as such projections are based on assumptions that may prove to be incorrect, and actual results may differ materially from those projected, estimated or forecasted; and (iv) the anticipated strategic benefits, growth opportunities and synergies described in connection with the acquisition will be realized as expected, or at all, as such benefits may take longer to realize than anticipated, may be more costly to achieve than expected, or may not be realized at all.

All forward-looking statements are based on assumptions and analyses made by MDA Space in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of MDA Space to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation the risk that the acquisition will not be completed on the anticipated timeline or at all, the risk that conditions to the closing of the acquisition will not be satisfied, including the receipt of all required regulatory, governmental and third-party approvals, and the risks and uncertainties detailed under the “Risk Factors” section of MDA Space’s annual information form dated March 4, 2026. Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this press release. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission — bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit mda.space.

MEDIA CONTACT
Amy MacLeod
Vice President, Corporate Communications
613-796-6937
amy.macleod@mda.space

INVESTOR CONTACT
Jim Floros
Vice President, Investor Relations
289-914-0209
jim.floros@mda.space

SOCIAL MEDIA
LinkedIn: LinkedIn.com/company/MDAspace
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YouTube: YouTube.com/c/MDAspace
Instagram: instagram.com/MDA_space